HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart

                                December 15, 2009

Parker Morrill
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed November 17, 2009

     This office represents Energas Resources, Inc. (the "Company"). Amendment No. 2 to the Company's Preliminary Proxy Statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated November 17, 2009 and which relate to the Company's proxy statement. The paragraph number in this letter corresponds with the numbered paragraph in the Staff's comment letter.

     1. Amendment No. 2 to the proxy statement has the changes made in response to the comments 1, 2, and 3 of the staff's letter dated October 7, 20096.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.



                                 William T. Hart

WTH:ap